Filed Pursuant to Rule 424(b)(3)
Registration No. 333-231724

RW HOLDINGS NNN REIT, INC.
SUPPLEMENT NO. 4 DATED MARCH 16, 2020
TO
PROSPECTUS DATED DECEMBER 23, 2019

This prospectus supplement (this “Supplement”) amends and supplements our prospectus, dated December 23, 2019, as supplemented by Supplement No. 1 dated December 23, 2019, Supplement No. 2 dated December 31, 2019 and Supplement No. 3 dated January 31, 2020 (as supplemented, the “Prospectus”). This Supplement should be read in conjunction with the Prospectus. This Supplement is not complete without and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it. This Supplement is qualified by reference to the Prospectus except to the extent that the information provided by this Supplement supersedes information contained in the Prospectus.

Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. In addition, as used herein, references in this Supplement to the “Company,” “we,” “us” and “our” refer to RW Holdings NNN REIT, Inc.

The purpose of this Supplement is to disclose the amendment and restatement of our Share Repurchase Program.

Amended and Restated Share Repurchase Program

  The section of the Prospectus captioned “Description of Shares – Share Repurchase Program” is replaced and superseded with the following:

Our shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and we currently do not intend to list our shares. In order to provide our stockholders with some liquidity, we have adopted a share repurchase program that may enable you to sell your shares of Class C common stock to us in limited circumstances. Stockholders may present for repurchase all or a portion of their shares to us in accordance with the procedures outlined herein. Shares must be held for 90 days after they have been issued to the applicable stockholder before we will accept requests for repurchase, except for shares acquired pursuant to our distribution reinvestment plan or our automatic investment program if the applicable stockholder has held their initial investment for at least 90 days. Upon such presentation, we may, subject to the conditions and limitations described below, repurchase the shares presented to us for cash to the extent we have sufficient funds available to us to fund such repurchase.

From inception of the offering of our shares through February 26, 2020, 3,271,725 shares of Class C common stock had been tendered for redemption by us, which represented all redemption requests received in good order and eligible for redemption through February 26, 2020 (two business days prior to month end). All of these shares had been redeemed as of March 4, 2020 for a total of $33,136,854.

Repurchase Price

The prices at which we will repurchase shares are as follows:

•	For those shares held by the stockholder for less than one year, 97% of the most recently published NAV per share;

•	For those shares held by the stockholder for at least one year but less than two years, 98% of the most recently published NAV per share;

•	For those shares held by the stockholder for at least two years but less than three years, 99% of the most recently published NAV per share; and

•	For those shares held by the stockholders for at least three years, 100% of the most recently published NAV per share.

However, at any time we are engaged in an offering of shares, the price at which we will repurchase shares will never be greater than the applicable per-share offering price.

For purposes of determining the time period a stockholder has held each share, the time period begins as of the date the stockholder acquired the share. As described above, the shares owned by a stockholder may be repurchased at different prices depending on how long the stockholder has held each share submitted for repurchase, provided that the stockholder has held the shares for at least 90 days, except for shares acquired pursuant to our distribution reinvestment plan or our automatic investment program if the applicable stockholder has held their initial investment for at least 90 days. Shares acquired pursuant to our distribution reinvestment plan will be repurchased at 100% of the most recently published NAV per share.

Further, in extenuating circumstances if the 90-day holding requirement described above would place an undue hardship on a stockholder, we reserve the right, in our sole discretion, to make exceptions to the 90-day holding requirement.

We currently intend to determine our NAV and NAV per share annually in the first quarter of each year as of December 31 of the prior year. In addition, we may update our NAV at any time between our annual calculations of NAV to reflect significant events that we have determined have had a material impact on NAV. We will report the NAV per share of our Class C common stock (a) in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or (b) in a separate written notice to the stockholders. During our primary offering stage, we would also include this information in a prospectus supplement or post-effective amendment to the registration statement, as required under federal securities laws. We will also provide information about our NAV per share on our website (such information may be provided by means of a link to our public filings on the SEC’s website, www.sec.gov) and on our toll-free information line: (1-855-742-4862).

Limitations on Repurchase

We may, but are not required to, use available cash not otherwise dedicated to a particular use to pay the repurchase price, including cash proceeds generated from the distribution reinvestment plan, securities offerings, operating cash flow not intended for distributions, borrowings and capital transactions, such as asset sales or refinancings. We cannot guarantee that we will have sufficient available cash to accommodate all repurchase requests made in any given month.

In addition, we may not repurchase shares in an amount that would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

Additional limitations on share repurchases under the share repurchase program are as follows:

•          Repurchases per month will be limited to no more than 2% of our most recently determined aggregate NAV, which we currently intend to calculate on an annual basis, in the first quarter of each year (and calculated as of December 31 of the immediately preceding year). Repurchases for any calendar quarter will be limited to no more than 5% of our most recently determined aggregate NAV, which means we will be permitted to repurchase shares with a value of up to an aggregate limit of approximately 20% of our aggregate NAV in any 12-month period.

•          We currently intend that the foregoing repurchase limitations will be based on “net repurchases” during a quarter or month, as applicable. The term “net repurchases” means the excess of our share repurchases (capital outflows) over the proceeds from the sale of our shares (capital inflows) for a given period. Thus, for any given calendar quarter or month, the maximum amount of repurchases during that quarter or month will be equal to (1) 5% or 2% (as applicable) of our most recently determined aggregate NAV, plus (2) proceeds from sales of new shares in the offering (including purchases pursuant to our distribution reinvestment plan) since the beginning of a current calendar quarter or month, less (3) repurchase proceeds paid since the beginning of the current calendar quarter or month.

•          While we currently intend to calculate the foregoing repurchase limitations on a net basis, our board of directors may choose whether the 5% quarterly limit will be applied to “gross repurchases,” meaning that amounts paid to repurchase shares would not be netted against capital inflows. If repurchases for a given quarter are measured on a gross basis rather than on a net basis, the 5% quarterly limit could limit the amount of shares redeemed in a given quarter despite us receiving a net capital inflow for that quarter.

•          In order for our board of directors to change the basis of repurchases from net to gross, or vice versa, we will provide notice to our stockholders in a prospectus supplement or current or periodic report filed with the SEC, as well as in a press release or on our website, at least 10 days before the first business day of the quarter for which the new test will apply. The determination to measure repurchases on a gross basis, or vice versa, will only be made for an entire quarter, and not particular months within a quarter.

Procedures for Repurchase

Qualifying stockholders who desire to have their shares repurchased by us would have to give notice as provided on their personal on-line dashboard at www.RichUncles.com. All requests for repurchase must be received by us at least two business days prior to the end of a month in order for the redemption to be considered in the following month. You may also withdraw a previously made request to have your shares repurchased, but must do so at least two business days prior to the end of a month. We will repurchase shares by the third business day after the end of a month in which a request for repurchase was received and not withdrawn.

If, as a result of a request for repurchase, a stockholder will own shares of our Class C common stock having a value of less than $500 (based on our most recently-published offering price per share), we reserve the right to repurchase all of the shares of Class C common stock owned by such stockholder.

As noted above, we may use cash not otherwise dedicated to a particular use to fund repurchases under the share repurchase program. However, we have the discretion to repurchase fewer shares than have been requested to be repurchased in a particular month or quarter, or to repurchase no shares at all, in the event that we lack readily available funds to do so due to market conditions beyond our control, our need to main liquidity for our operations or because we determine that investing in real property or other illiquid investments is a better use of our capital than repurchasing our shares. Any determination to repurchase fewer shares than have been requested to be repurchased may be made immediately prior to the applicable date of repurchase.

In the event that we repurchase some but not all of the shares submitted for repurchase in a given period, shares submitted for repurchase during such period will be repurchased on a pro rata basis. If, in each of the first two months of a quarter, the 2% monthly repurchase limit is reached and repurchases are reduced pro rata for such months, then in the third and final month of that quarter, the applicable limit for such month will be less than 2% of our aggregate NAV because repurchases for that month, combined with repurchases for the two previous months, cannot exceed 5% of our aggregate NAV.

If we do not repurchase all shares presented for repurchase in a given period, then all unsatisfied repurchase requests must be resubmitted at the start of the next month or quarter, or upon the recommencement of the share repurchase program (in the event of its suspension), as applicable, to be eligible for repurchase in a later month. Within three business days after a stockholder repurchase request becomes fully or partially unsatisfied, we will notify the stockholder by email that the unsatisfied portion of the request must be resubmitted.

Amendment, Suspension or Termination of Program and Notice

Our board of directors may amend, suspend or terminate the share repurchase program without stockholder approval upon 10 days’ notice, if our board of directors believes such action is in our and our stockholders’ best interests, including because share repurchases place an undue burden on our liquidity, adversely affect our operations, adversely affect stockholders whose shares are not repurchased, or if our board of directors determines that the funds otherwise available to fund our share repurchase program are needed for other purposes. In addition, our board of directors may amend, suspend or terminate the share repurchase program for any reason, including due to changes in law or regulation, or if the board of directors becomes aware of undisclosed material information that it believes should be publicly disclosed before shares are repurchased. Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the stock repurchase program, will be promptly disclosed in a prospectus supplement (or post-effective amendment) or current or periodic report filed with SEC, as well as on our website.